March 29, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (610)892-5108

Donald S. Guthrie
Chairman of the Board and Chief Executive Officer
22 West State Street
Media, Pennsylvania 19063

Re:	First Keystone Financial, Inc.
	Form 10-K filed December 29, 2004
	Form 10-Q filed February 14, 2005
	File No. 000-25328

Dear Mr. Guthrie:


      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K, September 30, 2004:

Non-Interest Income - page 50

1. We note your disclosure that you recognized $550,000 of non-interest income in connection with the repayment of a commercial real estate loan with certain contingent fees due upon repayment of the loan in full. Please supplementally tell us the nature of these contingencies, how they were resolved, and the basis for your accounting treatment. In addition, supplementally tell us the amount, if any, of any loans outstanding with similar contingencies.

* * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Ben Phippen, Staff Accountant at (202) 942-
2906
or me at (202) 942-1939 if you have questions.

      						Sincerely,



      Joyce Sweeney
      Senior Accountant


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First Keystone Financial, Inc.
Donald S. Guthrie
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